SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

First Trust High Income Long/Short Fund
(Name of Issuer)

Common Shares, $0.01 par value per share
(Title of Class of Securities)

33738E109
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33738E109	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,608,556
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,608,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,608,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.06%[1]
14	TYPE OF REPORTING PERSON PN; IA

____________________________

1 The percentages used in this Schedule 13D are calculated based upon 35,245,603 Common Shares outstanding as of October 31, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on January 6, 2017.

CUSIP No. 33738E109	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,608,556
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,608,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,608,556
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.06%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D are calculated based upon 35,272,607 Common Shares outstanding as of April 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on July 5, 2016.

CUSIP No. 33738E109	SCHEDULE 13D/A	Page 4 of 7 Pages

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed on September 8, 2016 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission (the "SEC") on October 24, 2016 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on November 16, 2016 (“Amendment No. 2”), and Amendment No. 3 filed with the SEC on December 15, 2016 (“Amendment No. 3,” together with this Amendment No. 4, Amendment No. 1, Amendment No. 2, Amendment No. 3, and the Original Schedule 13D, the “Schedule 13D”) with respect to the shares of common stock, $0.01 per share (the “Shares”), of First Trust High Income Long/Short Fund (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and Amendment No. 3. This Amendment No. 4 amends Items 3, 4, 5, 6, and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from the subscription proceeds from investors in the Saba Entities and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of $69,838,359 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 20, 2017, certain members of the Saba Entities and Saba Capital (collectively, the “Saba Parties”) entered into a settlement agreement (the “Settlement Agreement”) with the Issuer (together with the Saba Parties, the “Settlement Parties”) whereby the Saba Parties agreed to withdraw the proposal submitted by Saba Capital to the Issuer for inclusion in the Issuer’s proxy statement for its 2017 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act, and whereby the parties agreed, among other things, and subject to certain conditions, that the Board of Trustees (the “Board”) of the Issuer will prior to or during the week of June 15, 2017 cause the Issuer to commence a tender offer to purchase for cash 15% of its outstanding Shares subject to certain terms and conditions (the “Tender Offer”). In addition, the Saba Parties agreed to tender 100% of its then-owned Shares of the Issuer in the Tender Offer.

CUSIP No. 33738E109	SCHEDULE 13D/A	Page 5 of 7 Pages

The Settlement Parties also agreed to abide by certain customary standstill provisions, such provisions to last until the later (a) two years from the date of the Settlement Agreement, and (b) such date that the Issuer determines, due to certain conditions not fully within the Issuer’s control, not to commence the Tender Offer, which such date shall not occur later than July 15, 2017 (the “Standstill Period”). The standstill provisions provide that the Saba Parties agree to cause all Shares beneficially owned by them to be present for quorum purposes and to be voted in favor of the trustees nominated by the Board for election or other business that may come before any shareholder meeting during the Standstill Period, subject to certain exceptions. The foregoing summary of the Settlement Agreement is qualified in its entirety by reference to the full text of the Settlement Agreement, which is presented substantially in the form of the Settlement Agreement, attached hereto as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties, and paragraph (c) is hereby amended and supplemented as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 35,272,607 Common Shares outstanding as of April 30, 2016 as reported in the Issuer's Annual Report to Shareholders on Form N-CSRS filed on July 5, 2016.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the Shares effected since the filing of the Amendment No. 3 by Saba Capital, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Saba Parties are party to the Settlement Agreement, which is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 3:	Form of Settlement Agreement, dated January 20, 2017.

CUSIP No. 33738E109	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2017

SABA CAPITAL Management, L.P.

/s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN

/s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 33738E109	SCHEDULE 13D/A	Page 7 of 7 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person since the filing of Amendment No. 3. All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased	Price ($)*

12/14/2016	52,011	16.01
12/15/2016	13,011	16.01
12/15/2016	15,862	15.98
12/21/2016	30,822	15.92
12/22/2016	51,300	15.92
12/27/2016	23,173	15.96

*       Excluding commissions.

Exhibit 3

Agreement

This Agreement is entered into as of January 20, 2017 (this “Agreement”), by and among Saba Capital Management, L.P., Saba Capital Master Fund Ltd., Saba II AIV, L.P., Saba Capital Leveraged Master Fund Ltd., Saba Capital Series LLC Series 1, Saba Capital CEF Opportunities 1, Ltd. and Saba Capital CEF Opportunities 2, Ltd., (collectively, “Saba”), First Trust High Income Long/Short Fund (the “Fund”) and First Trust Advisors L.P. (the “Adviser”) (the Fund, together with Saba and the Adviser, the “Parties” and individually a “Party”).

Whereas, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

Whereas, the Adviser serves as the Fund’s adviser pursuant to an investment advisory agreement between the Fund and the Adviser; and

Whereas, Saba is collectively the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 4,608,556 common shares of beneficial interest of the Fund, par value $0.01 per share, representing approximately 13.1% of the outstanding common shares of the Fund, as set forth on Exhibit A hereto.

Now, Therefore, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Tender Offer and Distribution Policy by the Fund

1.1       On the basis of the representations, warranties and agreements set forth herein and subject to performance by Saba of its covenants and other obligations hereunder and the other conditions set forth herein:

(a)    Prior to or during the week of June 15, 2017, the Fund shall commence a tender offer to purchase for cash 15% of its outstanding common shares (the “Maximum Amount”) or such lesser number of common shares that are properly tendered and not withdrawn (the “Tender Offer”). The Tender Offer shall include the following terms: (i) shareholders shall have the opportunity to tender some or all of their common shares at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the next trading day after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next trading day after the day to which the Tender Offer is extended, (ii) the Fund shall purchase common shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of common shares are properly tendered and not properly withdrawn and (iii) the consideration to be paid by the Fund for common shares purchased under the Tender Offer shall consist solely of cash. Notwithstanding anything contained in this Agreement to the contrary, in no event shall the Fund, prior to July 15, 2017 nor after July 31, 2017, accept for payment, and pay for, any common shares tendered in the Tender Offer.

(b)    The Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

(c)    The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(d)    Although the Fund has committed to commence the Tender Offer under the circumstances set forth above, the Fund will not commence the Tender Offer or accept tenders of the Fund’s common shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Fund’s shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the Fund); (ii) there is any (A) legal or regulatory action or proceeding instituted or threatened challenging such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Nasdaq Stock Market and the NYSE MKT LLC or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State; or (iii) the Board of Trustees of the Fund (together, as the context requires, with the Board of Trustees of any other applicable First Trust Fund (as defined below), the “Board”) determines in good faith, upon written advice of counsel, that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Fund or its shareholders. In the event of a delay pursuant to any of clauses (i), (ii) or (iii) above, the Fund will provide prompt written notice to Saba together with a detailed analysis of the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to either of clauses (i) or (ii) above, the Fund will commence the Tender Offer delayed by the pendency of such events within 20 days after the termination of such delaying event.

1.2       The Fund will commence, effective with the next monthly distribution declared (but in no event later than February 20, 2017), and continue at all times with respect to distributions declared during the following eleven months, a distribution policy that provides for monthly distributions to common shareholders of the Fund at an annual minimum fixed rate of eight and one-half percent (8.5%) based on the Fund’s average monthly NAV of the Fund’s common shares over the prior 12 months, under which distributions may be sourced from income, paid-in capital and/or capital gains, if any (the “Distribution Policy”).

1.3       Saba, on behalf of itself and its Affiliates (as defined in Rule 405 of the Securities Act of 1933, as amended), including Saba Capital Management, L.P., hereby irrevocably withdraws its November 11, 2016 notice of submission of a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act requesting that the Board take the necessary steps to eliminate the Fund’s classified board structure and agrees that this proposal will not be included in the Fund’s proxy statement for the Fund’s 2017 Annual Meeting of Shareholders (“2017 Annual Meeting”) and will not be submitted to shareholders for consideration at the 2017 Annual Meeting.

1.4       Saba agrees to tender 100% of its then-owned common shares of the Fund in the Tender Offer.

Section 2. Additional Agreements

2.1       Saba covenants and agrees that during the period from the date of this Agreement through the date that is the earlier of (a) two years from the date of this Agreement, and (b) such date that the Fund determines not to commence the Tender Offer pursuant to Section 1.1(d), which such date shall not occur later than July 15, 2017 (the “Effective Period”) it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents, Affiliates and representatives under Saba’s control, not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund and the Adviser, take any of the actions with respect to the Fund or any other investment company advised by the Adviser other than First Trust Strategic High Income Fund II (collectively, the “First Trust Funds”) set forth below:

(a)     effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to (other than as specifically contemplated by this Agreement):

(i)     any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the First Trust Funds (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);

(ii)    knowingly encourage or advise any other person or assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the First Trust Funds management’s recommendation with respect to the First Trust Funds in connection with such matter or encouragement or advise solely amongst Saba and its affiliates and funds for which Saba acts as discretionary advisor);

(iii)    take any action, directly or indirectly, including through the use of any Derivative Securities (as defined below), which would cause Saba to beneficially own a number of common shares of the Fund that exceeds the lesser of (A) 4,608,556 common shares of the Fund or (B) the sum of (x) following completion of the Tender Offer, 2% (i.e., 704,639 shares) of the number of shares of the common shares of the Fund outstanding immediately following completion of the Tender Offer and (y) the number of common shares of the Fund that Saba beneficially owned immediately following the completion of the Tender Offer (such amount to be confirmed in writing by Saba upon the written request of the Fund), except to the extent common shares are issued by the Fund to all existing shareholders, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such party) pursuant to any agreement, arrangement or understanding (whether or not in writing) or otherwise and whether or not any of the foregoing would give rise to beneficial ownership (as such term is used in Rule 13d-3 under the Exchange Act ), and whether or not any of the foregoing is acquired or obtained by means of borrowing of securities, operation of any Derivative Security or otherwise. For the purposes of this Agreement, the term “Derivative Securities” means, with respect to any person, (i) any rights, options or other securities or instruments convertible into or exchangeable for securities, instruments, bank debt or other obligations of such person and (ii) any rights, obligations, agreements, arrangements or understandings (whether or not in writing) that are (or the value of which is) measured by (or by reference to) the price or value of any securities, instruments, bank debt or other obligations of such person, including without limitation any swaps or other derivative arrangements;

(iv) engage, directly or indirectly, in any short sale that includes, relates to or derives any part of its value from a decline in the market price or value of the securities of the First Trust Funds;

(v)     any (A) tender or exchange offer for securities of the First Trust Funds (aside from the Tender Offer contemplated by Section 1 or any other tender offer offered by the First Trust Funds to all shareholders), or any merger, consolidation, business combination or acquisition or disposition of assets of the First Trust Funds, or (B) recapitalization, restructuring, liquidation, dissolution or other similar extraordinary transaction with respect to the First Trust Funds (it being understood that the foregoing shall not restrict any person from tendering shares, receiving payment for shares or otherwise participating in any such transaction on the same basis as other shareholders of the First Trust Funds or from participating in any such transaction that has been approved by the Board, subject to the other terms of this Agreement);

(b)     form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than a group that consists solely of members of Saba and its affiliates and funds) with respect to the securities of the First Trust Funds or in connection with seeking the election or removal of any trustee of the First Trust Funds;

(c)     deposit any securities of the First Trust Funds in any voting trust or subject any securities of the First Trust Funds to any arrangement or agreement with respect to the voting of the securities of the First Trust Funds, including, without limitation, lend any securities of the First Trust Funds to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the First Trust Funds or to sell such securities, other than any such voting trust, arrangement or agreement solely among the members of Saba and its affiliates and funds;

(d)     (i) publicly seek, alone or in concert with others, election or appointment to, or representation on, the Board of any First Trust Fund, or publicly nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board of any First Trust Fund, or (ii) publicly seek, alone or in concert with others, the removal or resignation of any member of the Board of any First Trust Fund;

(e)     make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the First Trust Funds (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any public action (other than in accordance with this Section 3.1) with respect to any shareholder proposal or written consent submitted prior to the date of this Agreement;

(f)     conduct a referendum of shareholders of the First Trust Funds, or make a request for a shareholder list or other books and records of the First Trust Funds under Massachusetts law or any other statutory or regulatory provision;

(g)     publicly seek to control or influence the Adviser, the Board of any First Trust Fund or policies of the First Trust Funds;

(h)     institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the First Trust Funds or any of the current or former trustees or officers (including derivative actions) of the First Trust Funds; provided, however, that for the avoidance of doubt the foregoing shall not prevent Saba from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the First Trust Funds against Saba, or (C) responding to or complying with a validly issued legal process;

(i)     make any public statement or public proposal with respect to (i) any change in the number or term of directors or the filling of any vacancies on the Board of any First Trust Fund, (ii) any change in the capitalization, stock purchase program, dividend policy or distribution policy of the First Trust Funds, (iii) any other material change in the Fund’s management, business or corporate structure, or (iv) any waiver, amendment or modification to the Declaration of Trust or Bylaws of the First Trust Funds;

(j)     enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing; or

                              (k)     publicly, or privately in a manner that is intended to or would reasonably be expected to require any public disclosure by the First Trust Funds or Saba, request (x) that the First Trust Funds, the Board of any First Trust Fund or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or (y) the Board of any First Trust Fund to specifically invite Saba or any of its Affiliates to take any of the actions prohibited by this Section 2.1.

Nothing in this Section 2.1 shall be deemed to prohibit Saba and its affiliates from communicating privately with the directors, officers, and advisors of any First Trust Fund (including the Adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations for any Party.

           For the avoidance of doubt, nothing in this Agreement shall restrict Saba, its affiliates and the respective funds and accounts they manage from taking any action against First Trust Strategic High Income Fund II, including, but not limited to, action against its affiliates, agents and representatives so long as such action relates to any action or inaction taken by such affiliates, agents and representatives on behalf of First Trust Strategic High Income Fund II.

2.2       Saba covenants and agrees that during the Effective Period, it will, and will cause its Affiliates to:

(a)    appear by proxy at any annual meeting of shareholders of the First Trust Funds concerning the election of trustees to the Board of any First Trust Fund and cause all shares it beneficially owns as of the record date for such meeting to be counted as present thereat for purposes of a quorum; and

(b)     vote or cause to be voted at any annual or special meeting of shareholders of the applicable First Trust Fund all of the shares it beneficially owns as of the record date for such meeting (i) in favor of election of the First Trust Fund’s Board’s nominees and (ii) against any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the First Trust Fund’s Board regarding the election of the First Trust Fund’s Board’s nominees. For the avoidance of doubt, if Saba lends any common shares of the applicable First Trust Fund to any third party (in compliance with the restrictions in Section 2.1(c)), Saba shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the applicable First Trust Fund so that Saba shall have full voting rights with respect to all such loaned shares.

Notwithstanding anything to the foregoing set forth herein, Saba shall not be required to appear or cause any of its shares counted as present thereof for purpose of quorum at any special meeting of shareholders of the applicable First Trust Fund or any meeting of shareholders of the applicable First Trust Fund at which a merger or acquisition of the applicable First Trust Fund by or with another fund is being voted on.

2.3       Saba shall take all actions practical to prevent its present and future general partners, members, directors, officers and Affiliates from engaging in conduct otherwise prohibited by this Agreement. Saba agrees that Boaz R. Weinstein and Saba Capital Management GP, LLC are Affiliates of Saba for purposes of this Agreement.

2.4       Upon the written request of the Fund, which shall be no more frequently than once each fiscal year of the Fund, Saba will notify the Fund in writing of the number of common shares beneficially owned by it and its Affiliates.

2.5       Saba represents and warrants as follows:

(a)     It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)    This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c)    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d)    Saba beneficially owns, directly or indirectly, and has the power to vote all the common shares of the Fund as described in the recitals to this Agreement, and its ownership of common shares of the Fund has at all times complied with applicable provisions of the 1940 Act, and Exhibit A hereto sets forth the number of such shares owned by each Saba party.

(e)    Except as set forth on Exhibit A, as of the date hereof, Saba is not a party to any Derivative Securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the common shares of the Fund.

2.6       The Fund and the Adviser each represent and warrant as follows:

(a)    It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b)    This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c)    The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

Section 3. Public Announcement

3.1       No later than one business day following the date of this Agreement, the Fund shall issue one press release substantially in the form attached as Exhibit B (the “Fund Press Release”), and no party shall make any statement inconsistent with the Fund Press Release during the Effective Period in connection with the announcement of this Agreement. Saba shall not issue a press release in connection with this Agreement or the actions contemplated hereby without the prior written consent of the Fund. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule TO under, the Exchange Act, (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) Saba and its affiliates from communicating with its investors and prospective investors. Saba shall promptly prepare and file an amendment to their applicable Schedule 13D filed with the SEC reporting the entry into this Agreement (which will not contain any statement inconsistent with the Fund Press Release and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund).

Section 4. Termination

4.1       This Agreement remains in full force and effect until the earlier of:

(a)     the end of the Effective Period;

(b)     such date that the Fund determines not to commence the Tender Offer pursuant to Section 1.1(d), which such date shall not occur later than June 15, 2017; and

(c)     such other date established by mutual written agreement of the Fund and Saba.

4.2       Section 6 survives the termination of this Agreement. No termination pursuant to Section 4.1 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5. No Disparagement

5.1       During the Effective Period, the Fund, the Adviser and Saba shall each refrain from making, and shall cause their respective Affiliates and its and their respective principals, directors, members, general partners, officers, agents and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise, whether true or false, disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by Saba: the First Trust Fund or any of its Affiliates, subsidiaries or advisors (including the Adviser and any subadvisor of a First Trust Fund), or any of its or their respective current or former officers, trustees or employees (including, without limitation, any statements or announcements regarding the First Trust Fund’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the First Trust Fund or the Adviser: Saba and Saba’s advisors, their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to Saba and Saba’s advisors.

Section 6. Miscellaneous

6.1       Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

6.2       Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

6.3       Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

6.4       Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.5       Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Fund, to:

First Trust High Income Long/Short Fund

120 East Liberty Drive, Suite 400

Wheaton, IL 60187

Attention: W. Scott Jardine

General Counsel

Email: sjardine@ftportfolios.com

with copies to (which copies shall not constitute notice):

Chapman and Cutler LLP

111 West Monroe

Chicago, IL 60603

Attention: Eric F. Fess

Email: fess@chapman.com

If to Saba, to

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

Email: Michael.D’Angelo@sabacapital.com

with a copy to (which copy shall not constitute notice):

Schulte Roth & Zabel LLP
919 Third Avenue

New York, NY 10022

Attention: Eleazer Klein

Email:	Eleazer.Klein@srz.com

6.6       Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

6.7       Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

6.8       Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

6.9       Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Party. Any such attempted assignment will be null and void.

6.10       Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

6.11       Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

6.12       Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signature Pages Follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

First Trust High Income Long/Short Fund

Name:
Title:

First Trust Advisors L.P.

Name:
Title:

Saba Capital Management, L.P.

Name:
Title:

Saba II AIV, L.P.

Name:
Title:

Saba Capital Leveraged Master Fund Ltd.

Name:
Title:

Saba Capital Series LLC Series 1

Name:
Title:

Saba Capital CEF Opportunities 1, Ltd.

Name:
Title:

Saba Capital CEF Opportunities 2, Ltd.

Name:
Title:

Exhibit A

Saba Parties Ownership

Fund	Shares
Saba Capital CEF Opportunities 1, Ltd.	362,364
Saba Capital CEF Opportunities 2, Ltd.	1,058,177
Saba Capital Series LLC Series 1	1,032,986
Saba II AIV, L.P.	1,065,418
Saba Capital Leveraged Master Fund Ltd.	808,974
Saba Capital Master Fund Ltd.	280,637
Grand Total	4,608,556

Exhibit B

Fund Press Release

PRESS RELEASE	SOURCE: First Trust High Income Long/Short Fund

First Trust High Income Long/Short Fund Announces Plan for Tender Offer and Distribution Policy

WHEATON, IL – (BUSINESS WIRE) – January __, 2017 – First Trust High Income Long/Short Fund (NYSE: FSD) (the “Fund”) announced today that the Fund’s Board of Trustees has approved the commencement (subject to certain conditions) prior to or during the week of June 15, 2017, of a cash tender offer for up to 15% of the Fund’s outstanding common shares of beneficial interest at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash.

The Fund’s Board of Trustees has also approved the commencement, effective with the monthly distribution declared in February 2017 and continuing for all distributions declared during the following eleven months, of a distribution policy that provides for the declaration of monthly distributions to common shareholders of the Fund at an annual minimum fixed rate of 8.5% based on the Fund’s average monthly NAV per share over the prior 12 months. Under the distribution policy, monthly distributions may be sourced from income, paid-in capital, and/or capital gains, if any. Shareholders may elect to reinvest distributions received pursuant to the distribution policy in the Fund under the existing dividend reinvestment plan, which is described in the Fund’s shareholder reports.

The commencement of the tender offer and distribution policy is pursuant to an agreement between the Fund and Saba Capital Management, L.P. (“Saba”) and certain associated parties. Pursuant to the agreement, Saba has agreed to be bound by certain standstill covenants for two years from the date of the agreement. In addition, Saba has agreed, among other things, to withdraw its shareholder proposal for the 2017 annual meeting of shareholders of the Fund. Pursuant to the agreement, the Fund has agreed not to close the tender offer prior to July 15, 2017.

The Fund has been advised that Saba will file a copy of the agreement with the U.S. Securities and Exchange Commission (“SEC”) as an exhibit to its Schedule 13D.

TENDER OFFER STATEMENT

The above statements are not intended to constitute an offer to participate in the tender offer. Information about the tender offer, including its commencement, will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund.

_____________________________________

CONTACT: Jeff Margolin – (630) 765-7643

SOURCE: First Trust High Income Long/Short Fund